1 Hershey Dr.

Smiths Falls, ON

K7A 0A8

(855) 558 9333 x 122

invest@canopygrowth.com

www.canopygrowth.com

Exhibit 99.93

CANOPY GROWTH ENTERS LANDMARK RESEARCH AND PRODUCTION MOU WITH AUSTRALIAN VICTORIA STATE GOVERNMENT

January 16, 2018

SMITHS FALLS, ON & VICTORIA, AUSTRALIA – Canopy Growth Corporation (TSX:WEED) (“Canopy Growth” or the “Company”) and the Victorian State Government today announced the signing of a significant Memorandum of Understanding (“MOU”) to further develop research and technical capabilities in the production of medical cannabis in Australia.

The Honourable Minister for Agriculture Jaala Pulford MLC officially announced the research collaboration this morning between Canopy Growth and Agriculture Victoria, the ministry of agriculture for the state government of Victoria, Australia. The work will focus on medical applications for cannabis genetics, strain development, cultivation, and processing. This partnership will directly contribute to the emerging medical cannabis industry in Australia, allowing for improved patient access in that market, creating a leadership position for Australia and Canopy Growth in the Asia Pacific geography.

As part of this agreement, stabilized cannabis genetics from Canopy Growth’s Canadian operations have already been successfully imported into the country and are growing healthily in the state of Victoria.

“This agreement allows us to combine our expertise in medical cannabis with the world-leading bioscience research capabilities of Agriculture Victoria,” said Mark Zekulin, President, Canopy Growth. “With this important MOU, we hope to increase innovation and institutional understanding in the Australian medical cannabis market to ensure that our globally recognized genetics are available in Australia for research and commercial purposes.”

Victoria was the first state in Australia to legalize access to medical cannabis for patients in the region, and the State will use its prominent bioscience research capabilities in Agriculture Victoria to work with Canopy Growth to identify and develop optimal plant strains for a range of therapeutic uses. Specific capabilities include genome sequencing, comprehensive metabolome analysis and chemo-typing, as well as technologies for accelerated precision breeding.

Canopy Growth has quickly emerged from the Canadian market to establish itself as the world’s largest cannabis company. Since 2014 it has operated under federal medical cannabis laws and serves over a third of the estimated medical cannabis patients in the country, more than 69,000 people. Canopy now operates in seven countries internationally and has driven the medical cannabis dialogue forward by engaging with medical professionals to educate them on the existing body of evidence surrounding cannabis. Canopy’s network includes a partnership with partly-owned leading Australian cannabis company, AusCann Group Holdings (“AusCann”), based in Western Australia, who will directly benefit by being able to more readily access Canopy’s base of genetics to advance its medical research initiatives and development.

“Working with global leaders like Canopy Growth on cultivation and production will build Victoria’s capacity to develop an industry capable of supplying reliable and high quality medical cannabis products to treat a range of conditions in approved patients,” said the Honourable Jaala Pulford, Minister for Agriculture, Victorian State Government.

The collaboration between an international industry-leader in the cultivation and value-add production of medical cannabis products like Canopy Growth and a globally recognized bioscience researcher in Agriculture Victoria is a major development for Australian cannabis market progression and shows strong leadership on the part of the Victoria Government. The products being developed through this MOU, as well as the recently imported genetics, will ensure that locally produced, high quality medical cannabis products are legally available to patients in the Australian market in the near future.

Here’s to Future Growth (Down Under).

Contact:

Jordan Sinclair

Director of Communications

Jordan@tweed.com

613-769-4196

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates seven cannabis production sites with over 665,000 square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in seven countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new marke tentrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events orotherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.